OSPREY VENTURES, INC.

September 05, 2008

Office Of Small Business Operations,
Securities & Exchange Commission,
Mail Stop 7010,
450 Fifth Street,
Washington, D.C. 20549-7010

Attention: Mr. Sean Donahue

Dear Sirs:

Re:	Osprey Ventures, Inc.
Registration Statement on Form S-1 Filed on September 05, 2008
File Number 333-148625

In accordance with Section 8(a) of the Securities Act of 1933, as amended, and Rule 461 of Regulation C promulgated thereunder, Osprey Ventures, Inc. (the “Company”) hereby requests that the effectiveness of the above referenced registration statement be accelerated to 4:00 P.M. on Tuesday, September 09, 2008 or as soon thereafter as practicable.

Should the Commission or the staff acting pursuant to delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,
OSPREY VENTURES, INC.

/s/ “Bruce D. Jackson”

Bruce D. Jackson
President

88 – West 44th Avenue, Vancouver, B.C. V5Y 2V1 Canada
Phone: (604) 738-0540 Fax: (604) 661-0759 e-mail: ospreyventures@gmail.com